

Mail Stop 4631

May 21, 2010

via U.S. mail and facsimile

Stephen E. Macadam, Chief Executive Officer
Enpro Industries, Inc.
5605 Carnegi Boulevard, Suite 500
Charlotte, NC 28209

> **RE:** **Enpro Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
> **File No. 1-31225**

Dear Mr. Macadam:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Patents, Trademarks and Other Intellectual Property, page 6

1. In future filings, please revise to disclose the duration of your patents, trademarks and other intellectual property. Refer to Item 101(c)(1)(iv) of Regulation S-K. Please show us in your supplemental response what the revisions will like.

2. We note the disclosure in the last sentence of the first paragraph and have the following comments:

- In future filings, please revise to also provide this disclosure with respect to each segment.
- In future filings, please revise to also disclose whether any group of patents, patent rights, trademarks, trade secrets or licenses are material to your business as whole or to a particular segment.

   Please show us in your supplemental response what the revisions will like. Refer to Item 101(c)(1)(iv) of Regulation S-K.

3. We note the disclosure regarding the license Fairbanks Morse Engine licenses. Please advise us of the consideration you have given to filing the license agreements as exhibits to the Form 10-K.

Capital Resources, page 29

4. We note the disclosure in the last sentence of the first paragraph. In future filings, please briefly explain which covenants and restrictions currently are applicable to your company and which could become applicable. Please also briefly explain the circumstances under which the remaining covenants and restrictions could become applicable. Please show us in your supplemental response what the revisions will like.

Item 15. Exhibits and Financial Statement Schedules, page 46

5. We note that you incorporate the loan and security agreement filed as exhibit 10.14 from a Form 8-K filed on May 2, 2006. We also note it does not appear that you have filed on EGDAR the schedules and the exhibits to the agreement. Please amend the Form 8-K to file a complete copy of the agreement, including all of the schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed February 25, 2010

Nomination Process, page 15

6. We note the disclosure in the third paragraph. In future filings, please revise to discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that each member of your board should serve as a director at this time, in light of your business and structure. Please show us in your supplemental response what the revisions will like. Refer to Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis, page 20

7. We note that you benchmark elements of your executive compensation against targeted percentiles of the peer group data you collect. In future filings, please disclose the target percentile for each element of compensation and total compensation for each named executive officer, and also disclose where actual executive compensation amounts fall relative to benchmarked levels for each named executive officer. In addition, to the extent amounts fall significantly above or below targeted amounts, please discuss the reasons for such variance. Please show us in your supplemental response what the revisions will look like.

Annual Bonus Opportunity, page 25

8. In future filings, please provide a materially complete description of the correlation between performance under the plans and the payouts actually made to each of your named executive officers. Please understand that discussion of the various items of corporate performance that were considered by the committee must be accompanied by a complete qualitative and quantitative discussion of how the committee determined to award each specific form and level of compensation. Please show us in your supplemental response what the revisions will look like.

9. We note disclosure of the goals in the table on page 26. In future filings, please disclose the actual results. Please show us in your supplemental response what the revisions will look like.

Evaluation of Incentives for Excessive Risk, page 24

10. We note the disclosure under this subheading. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence Craig Slivka, Special Counsel, at (202) 551-3729 if you have questions regarding comments and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief